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                                                                       EXHIBIT 7

MILBERG WEISS BERSHAD                                  FILED
  HYNES & LERACH LLP                            2000 AUG 31  PM 1:34
WILLIAM S. LERACH (68581)                        STEPHEN V LOVE, CEO
DARREN J. ROBBINS (168593)                      SUPERIOR COURT OF CA.
600 West Broadway, Suite 1800                    CO. OF SANTA CLARA
San Diego, CA  92101                            <ILLEGIBLE SIGNATURE>
Telephone:  619/231-1058
                                                      J Paura
Attorneys for Plaintiff



                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                             COUNTY OF SANTA CLARA


GERALD W. BURR, On Behalf of Himself and  )     BY FAX
All Others Similarly Situated,            )
                                          )     Case No. CV792276
                    Plantiff,             )
                                          )     CLASS ACTION
      vs                                  )     ------------
                                          )
SPLASH TECHNOLOGY HOLDINGS, INC.,         )     COMPLAINT FOR BREACH OF
KEVIN K. MACGILLIVRAY, MARK HILL,         )     FIDUCIARY DUTIES
PETER Y. CHUNG, CHARLES W. BERGER,        )
IAN L. GULLETT, GREG M. AVIS,             )             FILE BY FAX
HAROLD COVERT and DOES 1-25, inclusive,   )
                                          )
                    Defendants,           )     DEMAND FOR JURY TRIAL
------------------------------------------)     ---------------------




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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
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     Plaintiff, by his attorneys, alleges as follows:

                             SUMMARY OF THE ACTION

     1. This is a stockholder class action brought by plaintiff on behalf of the holders of Splash Technology Holdings, Inc. ("Splash" or the "Company") common stock against Splash and its directors arising out of defendants' efforts to complete the sale of Splash at a grossly inadequate and unfair price and their efforts to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, the public shareholders.

     2. On August 31, 2000, Splash announced that Electronics for Imaging ("Electronics for Imaging") had submitted an offer to the Splash Board to purchase the outstanding shares of Splash for $10.00 per share (the "Acquisition"), and that Splash's Board of Directors had agreed to the terms of the $10.00 offer.

     3. In pursuing the unlawful plan to cash out Splash's public stockholders for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence and good faith and fair dealing.

     4. The proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Splash to one buyer and one buyer only on terms preferential to Electronics for Imaging and to subvert the interests of plaintiff and the other public stockholders of Splash. Plaintiff seeks to enjoin the proposed transaction or, alternatively, rescind the transaction in the event that the transaction is consummated.

                            JURISDICTION AND VENUE

     5. This Court has jurisdiction over Splash because Splash conducts business in California and is a citizen of California, as its principal place of business is in Sunnyvale, California. Likewise, certain of the Individual Defendants, including defendant Kevin Macgillivray, are citizens of California. This action is not removable.

     6. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
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                                    PARTIES

     7. Plaintiff Gerald W. Burr is a resident and citizen of Bothell, Washington and at all times relevant hereto, was a shareholder of Splash.

     8. Defendant Splash is a corporation with its principal place of business located in Sunnyvale, California. Splash operates in this County and develops, produces, and markets color servers. The Company's products provide an integrated link between desktop computers and digital color laser copiers and enable such copiers to provide networked color printing and scanning. Splash sells its products to Xerox Corporation and Fuji Xerox Company Ltd.

     9. Defendant Kevin K. Macgillivray ("Macgillivray") is the Chairman, CEO and President of Splash.

    10.  Defendant Mark Hill ("Hill") is a director of Splash.

    11.  Defendant Peter Y. Chung ("Chung") is a director of Splash.

    12.  Defendant Charles W. Berger ("Berger") is a director of Splash.

    13.  Defendant Jan L. Gullett ("Gullett") is a director of Splash.

    14.  Defendant Greg M. Avis ("Avis") is a director of Splash.

    15.  Defendant Harold Covert ("Covert") is a director of Splash.

    16. The defendants named above, Macgillivray, Hill, Chung, Berger, Gullett, Avis and Covert are sometimes collectively referred to herein as the "Individual Defendants."

    17. The true names and capacities of defendants sued herein under California Code of Civil Procedure (S)474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

Defendants' Fiduciary Duties

    18. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value

                                      -2-
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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
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reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

          (a) adversely affects the value provided to the corporation's shareholders,

          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

          (c) contractually prohibits them from complying with their fiduciary duties,

          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

          (e) will provide them with preferential treatment at the expense of, or separate from, the public shareholders

     19. In accordance with their duties of loyalty and good faith, the defendants as directors and/or officers of Splash are obligated to retrain from

          (a) participating in any transaction where the directors' or officers' loyalties are divided,

          (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

     20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Splash, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class

     21. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire

                                      -3-
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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
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fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

                           CLASS ACTION ALLEGATIONS

     22. Plaintiff brings this action pursuant to California Code of Civil Procedure (SS)382 on his own behalf and as a class action on behalf of all holders of Splash stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

     23.  This action is properly maintainable as a class action.

     24. The Class is so numerous that joinder of all members is impracticable. According to Splash's SEC filings, there were more than 14.32 million shares of Splash common stock outstanding as of July 31, 2000.

     25. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following

           (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

           (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

           (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

           (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Splash;

           (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
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          (f)  whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

          (g) whether the Acquisition compensation payable to plaintiff and the Class is unfair and inadequate, and

          (h) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     26. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

     27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

     28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

     29. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

     30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                    BACKGROUND TO THE PROPOSED ACQUISITION

     31. On July 20, 2000, Splash reported second quarter results. The press release issued in connection with the second quarter report stated:

     Splash Technology Holdings, Inc., a leading international supplier of color servers that transform printing engines into powerful networked printers, today reported operating results for the second quarter ended June 30, 2000.

          Net revenue increased by 32% in the 2000 second quarter to $22.4 million from $16.9 million in the 1999 second quarter. Net income for the second quarter 2000 was $2.0 million, or $0.14 per share, as compared to $2.1 million, or $0.15 per share, for the similar period last year.

                                     * * *

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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
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          "We're pleased with our second quarter and first half results," stated
     Kevin Macgillivray, Splash chief executive officer. "We need to continue that momentum and bring additional new products to market to have a successful second half 2000."

          During the quarter, the Company announced the Splash G620 color server, the latest in Splash's benchmark product line for the graphic arts market. This new server, featuring many exclusive first-to-market innovations, currently drives the Xerox DocuColor 12 copier/printer. As part of a special offer, all Splash G610 customers receive the Splash G620 software features free of charge in the form of a software upgrade kit.

                                     * * *

          "We have brought the G620 and T200 to market the first half of the year as planned, and initial results are positive," continued Mr. Macgillivray. "We have not yet begun shipping ColorPort and, in addition to continued sales success with our already shipping lines, it's important we get this new high-end product to market to help drive our second half 2000 success. Longer term, we have more development underway to broaden our product offerings and business partnerships as part of our overall corporate growth strategy."


     32. On August 31, 2000, Electronics for Imaging announced it would acquire Splash. The press release issued in connection with the announcement stated:

     Electronics for Imaging, Inc. -- the world leader in enabling networked printing solutions, and Splash Technology Holdings, Inc. (Nasdaq. SPLH) today announced that they had entered into a merger agreement. The transaction positions EFI as a technology powerhouse to capitalize on substantial growth opportunities in emerging color imaging markets.

          EFI will pay Splash stockholders $10.00 per share in cash, effectively valuing the transaction at $146 million. The acquisition will be structured as a tender offer to be commenced within ten business days for any and all outstanding shares of Splash's common stock followed by a merger cashing out any untendered shares at the same $10.00 per share price. Consummation of the tender offer is subject to receipt of required regulatory approvals, the valid tender of at least 50% of the Splash common stock and other conditions.

          "This deal provides substantial technological and financial benefits to EFI," said Guy Gecht, Chief Executive Officer of EFI. "Splash has developed several high-quality technologies to advance digital color printing. Combining Splash's and EFI's high-caliber teams will allow our company to more quickly address new market opportunities and to better serve the needs of our partners on a wider range of projects."

                                 SELF-DEALING

     33. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders results from at least the following.

          (a) The $10.00 price offered to the public shareholders is inadequate.

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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
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          (b)  The realizable value from growth and the Company's investment into, among other things, the ColorPort line is far in excess of $10.00 per share. The $10.00 per share price does not reflect this fact nor the fact that the offer is a substantial discount to where the shares traded just 3 months earlier.

     34. The Acquisition is designed to essentially freeze Splash's public stockholders out of a large portion of the valuable assets, including its ColorPort line, which defendants expect will produce substantial revenue and earnings, and these assets are being sold for grossly inadequate consideration to Electronics for Imaging.

     35. If the Acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company, but rather will be cashed out of their Splash shares for just $10.00 per share.

     36. The shareholders have been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not structure a preferential deal for themselves.

     37. The director defendants are obligated to maximize the value of Splash to its shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell the Company, and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

     38. By reason of their positions with Splash, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Splash, and especially the true value and expected increased future value of Splash and its assets, including its ColorPort line, the development of which has caused Splash's EPS to be artificially depressed, which they have not disclosed to Splash's public stockholders, including, but not limited to, Splash's expected third quarter 2000 results.

     39. The Acquisition is an attempt to deny plaintiff and the other member of the Class their right to share proportionately in the true value of Splash's valuable assets, and future growth in profits and earnings.

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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
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     40.  As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Splash's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

     41. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

     .     Undertake an appropriate evaluation of Splash's worth as an acquisition candidate,

     .     Act independently so that the interests of Splash's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee;

     .     Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Splash's public stockholders, and

     .     If an acquisition transaction is to go forward, require that it be approved by a majority of Splash's minority stockholders and require that Splash's expected third quarter 2000 results be revealed to the shareholders.

     42. The Individual Defendants have also approved the Acquisition so that it transfers 100% of Splash's revenues and profits to Electronics for Imaging and certain of the defendants. By contrast, plaintiff and the Class will be frozen out of all these revenues, earnings and profits.

                                CAUSE OF ACTION

                     Claim for Breach of Fiduciary Duties

     43.  Plaintiff repeats and realleges each allegation set forth herein.

     44. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Splash and have acted to put their personal interests ahead of the interests of Splash shareholders.

     45. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Splash.

     46. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Electronics for Imaging without regard to the fairness of the transaction to Splash

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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
shareholders. Defendant Splash directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of Splash stock.

     47. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Splash because, among other reasons:

          (a) they failed to take steps to maximize the value of Splash to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Splash's stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirers or alternative transactions;

          (b)  they failed to properly value Splash, and

          (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships, or connections with the Acquisition.

     48. Because the Individual Defendants dominate and control the business and corporate affairs of Splash, and are in possession of private corporate information concerning Splash's assets, including its ColorPort line, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Splash which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

     49. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

     50. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably damaged in that they have not and will not receive their fair portion of the value of Splash's assets and business.

     51. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Splash's valuable assets and business, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     52. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

     53. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to Splash's minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

     54. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

                               PRAYER FOR RELIEF

     WHEREFORE, plaintiff demands preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

     A.  Declaring that this action is properly maintainable as a class action;

     B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process that is free from conflicts of interest;

     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Splash's shareholders until the process for the sale or auction of the Company is completed;

     E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES
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     G.  Granting such other and further relief, including equitable relief, as this Court may deem just and proper.

                                 JURY DEMAND

     Plaintiff demands a trial by jury.

DATED  August 31, 2000                  MILBERG WEISS BERSHAD
                                         HYNES & LERACH LLP
                                        WILLIAM S. LERACH
                                        DARREN J. ROBBINS


                                        /s/      DARREN J. ROBBINS
                                        -----------------------------------
                                                 DARREN J. ROBBINS


                                        600 West Broadway, Suite 1800
                                        San Diego, CA 92101
                                        Telephone.  619/231-1058

                                        Attorneys for Plaintiff


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COMPLAINT FOR BREACH OF FIDUCIARY DUTIES